UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period From                      to
Commission File Number
PULTE HOMES, INC. 401(K) PLAN
(Full title of the plan)
PULTE HOMES, INC.
(Exact name of Issuer as specified in charter)
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, MI 48304
(248) 647-2750
(Address, including zip code, and telephone number and
area code, of Issuer’s principal executive offices)
Dated: June 13, 2008

REQUIRED INFORMATION
4. Financial Statements and Supplemental Schedule for the Plan
The Pulte Homes, Inc. 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2007 and 2006 and for the year ended December 31, 2007 and supplemental schedule as of December 31, 2007, have been examined by Ernst & Young LLP, Independent Registered Public Accounting Firm, and their report is included herein.
EXHIBITS
23 Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP

Pulte Homes, Inc. 401(k) Plan
Audited Financial Statements and Supplemental Schedule
December 31, 2007 and 2006, and
Year Ended December 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Pulte Homes, Inc. 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Pulte Homes, Inc. 401(k) Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP June 9, 2008
Detroit, Michigan

Pulte Homes, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006

Assets
Investments:
Money market funds, mutual funds, common collective trusts, and company stock fund	$371,465,500	$403,247,264
Participant loans	5,879,587	6,170,776

Total investments	377,345,087	409,418,040

Receivables:
Employee contributions	6,812	14,742
Employer contributions	3,455	6,701

Total receivables	10,267	21,443

Adjustments from fair value to contract value for fully-benefit responsive investment contracts	257,256	286,376

Net assets available for benefits	$377,612,610	$409,725,859

See accompanying notes to financial statements.

Pulte Homes, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions
Contributions:
Employee	$41,700,864
Employee rollovers	1,523,908
Employer	20,978,226

Total contributions	64,202,998

Investment income (loss):
Interest and dividends	23,271,361
Net realized and unrealized depreciation in fair value of investments	(43,636,753)

Total investment income (loss)	(20,365,392)

Total additions	43,837,606

Deductions
Distributions to participants	(79,149,380)
Administrative and other expenses	(91,296)

Total deductions	(79,240,676)

Net decrease before transfers	(35,403,070)
Asset transfers into plan	3,289,821

Net decrease	(32,113,249)
Net assets available for benefits, beginning of year	409,725,859

Net assets available for benefits, end of year	$377,612,610

See accompanying notes to financial statements.

Pulte Homes, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
1. Description of Plan
General
The Pulte Homes, Inc. 401(k) Plan (the Plan) is a defined contribution plan for eligible employees of Pulte Homes, Inc. (the Company) and affiliated subsidiaries, which have adopted the Plan. The Plan is administered by the 401(k) Committee (the Committee) appointed by the Board of Directors of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan assets are held and investment transactions are executed by Fidelity Management Trust Company (Fidelity), as trustee and recordkeeper. For more complete information, participants should refer to the prospectus and summary plan description as well as the Plan document which are available from the Company.
Eligibility
All non-union, salaried, sales, and hourly employees of the Company and its subsidiaries, which have adopted the Plan, are eligible to participate on the first day of the month coincident with or following the completion of six months of employment.
Participant Loans
Generally, participants may borrow up to 50% of their account balance subject to a minimum loan of $1,000 and a maximum loan of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months. The loans are secured by the balances in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Principal and interest are paid through payroll deductions.
Contributions
Contributions can be invested in various investment options provided by the Plan. Participants may change their investment directives and contribution amounts on a daily basis.
Participant Contributions — Contributions to participants’ accounts are effected through voluntary withholdings from their compensation (elective deferrals). Annual contributions for each participant are subject to participation and discrimination standards of the Internal Revenue Code (the Code) Section 401(k)(3). Rollover contributions transferred from other qualified retirement plans or from Individual Retirement Accounts are accepted as permitted by the Plan.

Pulte Homes, Inc. 401(k) Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Company Matching Contributions — The Company contributes to the Plan an amount based on elective deferrals of each participant during each payroll period and is equal to 100% of participant contributions, up to the first 3% of compensation contributed per payroll period, plus 50% of participant contributions up to the next 2% of compensation. The matching contributions are intended to satisfy the requirements of the Code Section 401(k)(12).
Catch-up Contributions — Participants who have reached an age of at least 50 years old by the end of the Plan year may elect to increase their elective deferrals as permitted under the Code Section 414(v).
Special Contributions — At the discretion of the Board of Directors of the Company, special contributions may be made and invested in the Pulte Homes Company Stock Fund. However, subsequent to the initial special contribution, participants may, at their discretion, reallocate these funds to other investments within the Plan’s portfolio. Highly compensated employees who are covered under a stock plan, are not eligible to receive special contributions. There were no special contributions for the year ended December 31, 2007.
Allocations
Contributions to the Plan are allocated to participants’ individual accounts on the date of receipt by the trustee. Special contributions made by the Company and its subsidiaries, if any, are allocated as of the last day of the Plan year among accounts of eligible participants.

Pulte Homes, Inc. 401(k) Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Distributions
Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59 1/2, death, or termination of service, as defined in the Plan. Further, the Committee may permit a participant who experiences a qualified financial hardship to receive a distribution of all or a portion of the participant’s eligible account balance. Such distributions are generally made in a lump sum.
Vesting
A participant’s account balance is fully vested and nonforfeitable as of their first day of eligibility.
Plan Merger
Effective January 1, 2007, the Pulte Building Systems 401(k) Plan (PBS 401(k) Plan) was merged into the Plan. As a result of this merger, $3,289,821 of net assets from the PBS 401(k) Plan were transferred into the Plan on January 3, 2007. Participants of the PBS 401(k) Plan were eligible to participate in the Plan as of the merger date. There were no further transfers from the PBS 401(k) Plan to the Plan subsequent to January 3, 2007.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain fully vested.
Administrative Expenses
Certain administrative expenses of the Plan, such as trustee and recordkeeping fees, were paid directly by the Company, while other administrative expenses, such as loan administration and some withdrawal fees, were paid directly by plan participants during 2007.

Pulte Homes, Inc. 401(k) Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies
The following are significant accounting policies followed by the Plan:
Investment Valuation and Income Recognition — The Plan’s investments, other than loans to participants and common collective trusts, are stated at fair value as determined by Fidelity based on quoted market prices. Investments in securities traded on a national securities exchange are valued based on published quotations on the last business day of the plan year. Mutual fund investments are valued based on the market value of the underlying investments as of the last business day of the plan year. Participant loans are valued at their outstanding balances.
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting on Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through common collective trusts (Fidelity Managed Income Portfolio Fund (FMIP) and Fidelity Managed Income Portfolio Fund II (FMIPII)). As required by the FSP, the statements of net assets available for benefits present the fair value of the FMIP and FMIPII and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the FMIP and FMIPII funds is based on information reported by the issuer of the common collective trust at year-end. The contract value of the FMIP and FMIPII funds represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of investments are recorded on a trade-date basis. Net appreciation (depreciation) in the fair value of investments represents the net amount of realized and unrealized gains and losses on those investments. Interest income is recorded on the accrual basis. Dividends are recorded when declared.
Payment of Benefits — Benefit payments to participants or beneficiaries are recorded upon distribution.

Pulte Homes, Inc. 401(k) Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and additions and deductions during the reporting period. Actual results could differ from those estimates.
Reclassification — Certain prior period amounts have been reclassified to conform to the current year presentation.
New Accounting Pronouncements — In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan’s management is currently evaluating the effect of SFAS No. 157 on the Plan’s financial statements.
3. Investments
The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2007	2006

Investments:
Vanguard Institutional Index Fund	$40,901,858	$41,951,304
T. Rowe Price Growth Stock Fund	40,134,699	36,497,515
Legg Mason Value Trust	22,789,004	*
Fidelity Balanced Fund	54,699,213	54,315,611
Fidelity Managed Income Portfolio Fund	23,610,638	28,493,195
Fidelity Diversified International Fund	49,920,744	39,512,412
Fidelity Dividend Growth Fund	*	25,425,679
Fidelity Low-Priced Stock Fund	19,847,604	22,473,350
Pulte Homes, Inc. Company Stock Fund	23,615,225	70,017,445
Fidelity Retirement Money Market Portfolio Fund	23,319,404	*

*	Less than 5% of Plan’s net assets.

Pulte Homes, Inc. 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Net appreciation (depreciation) of the plan’s investments (including investments bought, sold and held during the year) for the year ended December 31, 2007 was as follows:

2007
Pulte Homes, Inc. Company Stock Fund	$(45,283,501)
All other investments	1,646,748

$(43,636,753)

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated March 21, 2008, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
5. Related-Party Transactions
The Plan invests in mutual funds managed by affiliates of the trustee and allows for investments in shares of the Company’s common stock. These transactions with the trustee and the Plan sponsor qualify as exempt party-in-interest transactions.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Pulte Homes, Inc. 401(k) Plan
Notes to Financial Statements (continued)
7. Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,
2007
Net assets available for benefits per the financial statements	$377,612,610
Adjustments from contract value to fair value for fully benefit — responsive investment contracts	(257,256)

Net assets per the Form 5500	$377,355,354

The following is a reconciliation of total investment income (loss):

Year Ended
December 31, 2007
Total investment income (loss) per the financial statements	$(20,365,392)
Adjustments from contract value to fair value for fully benefit- responsive investment contracts	(257,256)

Earnings on investments per the Form 5500	$(20,622,648)

Supplemental Schedule

Pulte Homes, Inc. 401(k) Plan
EIN #38-2766606           Plan #001
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2007

Identity of Issuer,	Description of Investment Including
Borrower, Lessor,	Maturity Date, Rate of Interest,	Shares/		Current
or Similar Party	Collateral, Par, or Maturity Value	Units	Cost	Value

The Vanguard Group of Investment Companies	Vanguard Institutional Index Fund	304,919	**	$40,901,858

Morgan Stanley	Morgan Stanley Institutional Fund, Inc. Small Company Growth Portfolio Class A	910,734	**	11,948,835

American Funds	American Funds Washington Mutual Investment Fund A	375,486	**	12,627,578

American Beacon	American Beacon Small Cap Value Fund	418,433	**	7,368,596

T. Rowe Price	T. Rowe Price Growth Stock Fund	1,192,356	**	40,134,699

Legg Mason	Legg Mason Value Trust	323,891	**	22,789,004

* Fidelity Investments	Fidelity Balanced Fund	2,789,353	**	54,699,213
	Fidelity Low-Priced Stock Fund	482,558	**	19,847,604
	Fidelity Diversified International Fund	1,251,146	**	49,920,744
	Fidelity Freedom Income Fund	97,499	**	1,116,360
	Fidelity Freedom 2000 Fund	40,234	**	497,695
	Fidelity Freedom 2005 Fund	5,343	**	62,999
	Fidelity Freedom 2010 Fund	154,173	**	2,284,839
	Fidelity Freedom 2015 Fund	449	**	5,596
	Fidelity Freedom 2020 Fund	419,947	**	6,639,368
	Fidelity Freedom 2025 Fund	14,786	**	194,883
	Fidelity Freedom 2030 Fund	375,567	**	6,204,359
	Fidelity Freedom 2035 Fund	1,361	**	18,618
	Fidelity Freedom 2040 Fund	906,053	**	8,815,900
	Fidelity Freedom 2045 Fund	300	**	3,402
	Fidelity Freedom 2050 Fund	8,219	**	93,941
	Fidelity Retirement Money Market Portfolio Fund	23,319,404	**	23,319,404
	Fidelity Managed Income Portfolio Fund	23,867,227	**	23,610,638
	Fidelity Managed Income Portfolio Fund II	88,596	**	87,930
	Fidelity U.S. Bond Index Fund	1,345,841	**	14,656,212

* Company Stock	Pulte Homes, Inc. Company Stock Fund			23,615,225

* Participant loans	Individual participant loans with varying maturity dates and interest rates ranging from 4.63% to 10.50%			5,879,587

Total investments				$377,345,087

There were no investment assets reportable as acquired and disposed of during the year.

*	Party in interest.

**	Participant-directed investments, cost information is omitted.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PULTE HOMES, INC. 401(K) PLAN By: Pulte Homes, Inc. Plan Administrator

By:	/s/ James R. Ellinghausen
James R. Ellinghausen
Executive Vice President, Human Resources

Date: June 13, 2008